RECEIVED SEC
2016 MAR 2 Mail Processing Section
SEC / TM
MAR 22 2016
Washington DC
403

16002023

SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly T. Ullom 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

akB akB

OATH OR AFFIRMATION

I, Kelly T. Ullom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc., as of February 24, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

BARBARA BROWN
My Commission Expires
May 16, 2016
Clay County
Commission #12342891

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2015

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(amounts in thousands, except share data)

ASSETS		
Real estate investment trusts, at fair value (cost $132)	$	28
Cash and cash equivalents		1,166
Accounts receivable		495
Deposit with FINRA		9
State tax receivable		16
Total assets	$	1,714
LIABILITIES		
Due to affiliated entities	$	172
Accounts payable		18
Income tax payable		7
Deferred tax liability, net		121
State deferred tax liability		14
Other liabilities		7
Total liabilities		339
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding 5,000 shares		50
Additional paid in capital		2,300
Retained deficit		(975)
Total stockholder's equity		1,375
Total liabilities and stockholder's equity	$	1,714

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2015
(amounts in thousands)

REVENUES		
Proprietary revenue	$	125
Override revenue		1,330
Future sales proceeds		389
Investment losses, net		(23)
Other income		38
Total revenues		1,859
EXPENSES		
Administrative fees		1,731
Legal and other operating expenses		284
Total expenses		2,015
Loss before income taxes		(156)
Income tax benefit		34
NET LOSS	$	(122)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2015
(amounts in thousands)

COMMON STOCK, beginning and end of year	$	50
ADDITIONAL PAID IN CAPITAL		
Beginning of year		4,300
Capital distribution		(2,000)
End of year		2,300
RETAINED DEFICIT		
Beginning of year		(853)
Net loss		(122)
End of year		(975)
STOCKHOLDER'S EQUITY	$	1,375

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2015
(amounts in thousands)

OPERATING ACTIVITIES		
Net loss	$	(122)
Adjustments to reconcile net income to net cash provided by operating activities:		
Investment losses, net		23
Deferred income taxes		(402)
Changes in assets and liabilities:		
Accounts receivable		1,145
Deposit with FINRA		110
Income taxes, net		25
Due to affiliated entities		(128)
Commissions payable		(89)
Accounts payable		(166)
Other liabilities		(10)
Net cash provided by operating activities		386
FINANCING ACTIVITIES		
Cash distribution		(2,000)
Net cash used for financing activities		(2,000)
Decrease in cash and cash equivalents		(1,614)
Cash and cash equivalents at beginning of year		2,780
Cash and cash equivalents at end of year	$	1,166

See accompanying Notes to Financial Statements.

Sunset Financial Services, Inc.
Notes to Financial Statements
(amounts in thousands)

1. Nature of Operations and Significant Accounting Policies

Business
Sunset Financial Services, Inc. (the Company) is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a brokerage and investment adviser firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales and markets variable life and annuity products for Kansas City Life.

On November 14, 2014 the Company completed the sale of certain accounts under an asset purchase agreement with Securities America, Inc. (SAI), a subsidiary of Ladenburg Thalmann Financial Services, Inc., (NYSE MKT: LTS). Under this agreement, approximately 210 registered representatives transitioned from the Company to SAI. The remaining representatives and advisors of the Company conduct business under the name "KCL Services Company," through an Office of Supervisory Jurisdiction branch of SAI. The Company continues to provide underwriting and distribution services to Kansas City Life related to its variable life insurance products. The Kansas City Life Office of Supervisory Jurisdiction (OSJ) is a Principal who entered into a contract with SAI to supervise the OSJ branch and receives all commissions and overrides for securities products sales. This Principal assigns and transfers to Kansas City Life all compensation and other payments that become due and payable to the Principal from SAI. This individual is also designated by SFS as a related party. Please see Note 6.

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Investments – Real Estate Investment Trusts
Real estate investment trusts are reported at fair value as a trading portfolio. No independent third party pricing service is available and there is limited or no observable market data. Fair values are calculated using the Company's own estimates, which include observable inputs such as the net asset value (NAV). The key unobservable inputs are the liquidity adjustments due to the economic and competitive market, and performance risks based on the unique characteristics of the asset.

Revenue Recognition
Revenues consist of the following:

- Proprietary revenues are from the sale of variable products by Kansas City Life.
- Override revenue consists of fees for administrative support services to a Principal operating as an OSJ. These fees are recorded as the related commissions and overrides for security product sales are recorded by the Principal. Override revenues are calculated based upon a contractual percentage of the gross dealer concessions (GDC).

- Future sales proceed revenues are based upon the SAI agreement which includes an agreement where the Company will receive three annual payments equal to 3% of the GDC from the proceeding twelve months.

Income Taxes
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal. Income taxes receivable are deducted in computing net capital in accordance with Rule 15c3-1(c)(2)(iv)(C)/02.

2. Investments

Investment income is comprised of interest income and the change in fair value for real estate investment trusts, which is accounted for as a trading investment.

3. Fair Value Measurements

Fair Values Hierarchy
The Company categorizes its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

Level 1 - Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data.

Level 3 - Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances.

Determination of Fair Value
The carrying amount of cash and cash equivalent investments approximates their fair values. The fair values for real estate investment trusts are based on the Company's own estimates and are categorized as level 3. These estimates are based on net asset value of the investment with liquidity discounts for the economic and competitive environment, unique characteristics of the asset and other pertinent factors. These estimates cannot be determined with precision and may not be realized in an actual sale and there may be inherent weakness in any valuation technique.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Real estate investment trusts	$ 28	$ -	$ -	$ 28

There were no transfers between levels in 2015. Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis. At December 31, 2015, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(amounts in thousands)

4. Federal Income Taxes

The components of income tax expense (benefit) on operations in 2015 are as follows:

		Total
Current income tax expense	$	368
Deferred income tax benefit		(402)
Total income tax benefit	$	(34)

The following table provides a reconciliation of the federal income tax rate to the Company's effective income tax rate for the year ended December 31.

	2015
Federal income tax rate	35%
Prior year provision to tax return true-up	(3)%
Permanent differences	(10)%
Effective income tax rate	22%

Total income tax benefit on income from operations is equal to 22% of income before income tax expense. The effective income tax rate is less than the statutory rate of 35% primarily due to permanent differences, including the federal benefit of deferred state income taxes, and the prior year provision to tax return true-up. Permanent differences, including the federal benefit of deferred state income taxes, resulted in a benefit of approximately 10% of income before tax for the year ended December 31, 2015. Prior year provision to tax return true-up differences resulted in a benefit of approximately 3% of income before tax for the year ended December 31, 2015.

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

		Total
Deferred tax asset:		
Investment losses, net	$	36
Total	$	36
Deferred tax liability:		
Deferred Revenue		(157)
Total	$	(157)
Deferred tax liability, net	$	(121)

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2015, as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

The Company did not have any unrecognized tax benefits at December 31, 2015. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2015, the Company did not recognize any expense related to interest and penalties.

The Company did not have any uncertain tax positions at December 31, 2015.

(amounts in thousands)

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $804, which was in excess of its required net capital of $23. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1. See Schedule I for additional information.

6. Related Party Transactions

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services, including but not limited to legal, accounting, human resources, information technologies and fixed assets to the Company. The administrative fees for providing such items amounted to $1,731. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or from the Company. Also, in accordance with the agreement, Kansas City Life pays certain operating expenses on behalf of the Company. The Company reimburses Kansas City Life for these expenses, which in 2015 amounted to $100. At December 31, 2015, the Company had an accounts payable due to affiliates of $172 and other affiliated revenues amounted to $125.

The Company has an administrative agreement with a Principal that assigns and transfers to the Company all compensation and other payments that become due and payable to the Principal from SAI. As of December 31, 2015, the Company had an accounts receivable of $42 and affiliated revenue of $1,330, which is included in Override revenue in the Statement of Operations.

7. Contingencies

The Company is currently a defendant in certain legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine the likelihood or amount of an outcome, but the resolution of any of these matters could have a material adverse effect on its financial position, results of operations, or cash flows.

The Company has two complaints to be heard in arbitration proceedings under FINRA rules. These complaints, which include investments in real estate related funds or trusts, allege most if not all of the following: breach of fiduciary duty, breach of contract, negligence, lack of suitability, misrepresentation; and that the Company failed to supervise the representative.

The specific claims currently pending include:

1) A claim filed in Nevada in March 2015 related to an investment in real estate related funds; and

2) A claim filed in Missouri in July 2015 related to an investment in a real estate investment trust.

The process for all of the above claims are in the varying stages, but the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through that entity. It is possible that any examination may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the

(amounts in thousands)

Company's financial condition or results of operations. As of December 31, 2015, the Company had no open FINRA examinations.

8. Subsequent Events

Subsequent events have been evaluated through February 24, 2016, the date that the financial statements have been issued. On January 21, 2016, the Company's Board of Directors declared a dividend of $500, paid on February 10, 2016 to stockholders of record on February 4, 2016.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL*
SCHEDULE I
December 31, 2015
(amounts in thousands)

Total stockholder's equity	$	1,375
Less:		
Non-allowable assets		548
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		23
Net Capital		804
Minimum requirement		23
Excess	$	781
AGGREGATE INDEBTEDNESS		
Due to affiliated entities	$	172
Other liabilities		167
Aggregate indebtedness	$	339
Ratio of aggregate indebtedness to net capital		0.42 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2015, filed on January 26, 2016.

*Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS AND PAB ACCOUNT RESERVE REQUIREMENTS*
SCHEDULE II
December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS*
SCHEDULE III
December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Registered Public Accounting Firm Report

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. as of December 31, 2015, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Other Matter

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2016

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Registered Public Accounting Firm Report

The Board of Directors
Sunset Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Sunset Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) Sunset Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Kansas City, Missouri
February 24, 2016